UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 20, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mustang Bio, Inc.

File Nos. 000-55668 and 001-38191 - CF#35459

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Mustang Bio, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2017, as amended on November 14, 2017.

Based on representations by Mustang Bio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through November 14, 2020
Exhibit 10.2	through November 14, 2020
Exhibit 10.3	through November 14, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary